CLASS A SHARES DISTRIBUTION PLAN OF

LEGG MASON SPECIAL INVESTMENT TRUST, INC.:

LEGG MASON SPECIAL INVESTMENT TRUST

WHEREAS, Legg Mason Special Investment Trust, Inc. (the “Corporation”) is an open-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”), and has offered, and intends to continue offering, for public sale shares of common stock of its series known as Legg Mason Special Investment Trust (the “Fund”);

WHEREAS, the Corporation has registered the offering of its shares of common stock under a Registration Statement filed with the Securities and Exchange Commission and that Registration Statement is in effect as of the date hereof;

WHEREAS, the Corporation desires to adopt a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund’s Class A shares (the “Class”), and the Board of Directors has determined that there is a reasonable likelihood that adoption of the Distribution Plan will benefit the Fund and shareholders of the Class;

WHEREAS, the Corporation has employed Legg Mason Investor Services, LLC (“LMIS”) as principal underwriter of the shares of the Corporation;

NOW, THEREFORE, the Corporation hereby adopts this Distribution Plan (the “Plan”) in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1. A. The Fund shall pay to LMIS, as compensation for ongoing services provided to the investors in Class A shares of the Fund, a service fee at the rate not to exceed 0.25% on an annualized basis of the average daily net assets attributable to Class A shares of the Fund, such fees to be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine.

B. The Fund may pay a service fee to LMIS at a lesser rate than the fees specified in paragraph 1.A of this Plan as approved in the manner specified in paragraph 3 of this Plan. Amounts payable hereunder are payable without regard to the aggregate amount that may be paid over the years, provided that, so long as the limitations set forth in Conduct Rule 2830 of the National Association of Securities Dealers, Inc. (“NASD”) or any other applicable law or regulation remain in effect and apply to distributors or dealers in the Corporation’s shares or to the Corporation itself, the amounts paid hereunder shall not exceed those limitations, including permissible interest.

2. As principal underwriter of the Corporation’s shares, LMIS may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of the shares of the Fund and/or the servicing and maintenance of shareholder accounts, including, but not limited to, compensation to employees of LMIS; compensation to LMIS, other broker-dealers and other entities that engage in or support the distribution of shares or who service shareholder accounts or provide sub-accounting and recordkeeping services; expenses of LMIS and such other broker-dealers and other entities, including overhead and telephone and other communication expenses; the printing of prospectuses, statements of additional information, and reports for other than existing shareholders; and preparation and distribution of sales literature and advertising materials.

3. This Plan shall take effect on February 1, 2009, and shall continue in effect for successive periods of one year from its execution for so long as such continuance is specifically approved at least annually together with any related agreements, by votes of a majority of both (a) the Board of Directors of the Corporation and (b) those Directors who are not “interested persons” of the Corporation, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Directors”), cast in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements; and only if the Directors who approve the Plan taking effect have reached the conclusion required by Rule 12b-1(e) under the 1940 Act.

4. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Corporation’s Board of Directors and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. [LMIS shall submit only information regarding amounts expended for “service activities,” as defined in this paragraph 4, to the Board in support of the service fee payable hereunder.]

For purposes of this Plan, “service activities” shall mean activities covered by the definition of “service fee” contained in Conduct Rule 2830 of the NASD, including the provision by LMIS of personal, continuing services to investors in the Corporation’s shares. Overhead and other expenses of LMIS related to its “service activities,” including telephone and other communications expenses, may be included in the information regarding amounts expended for such service activities.

5. This Plan may be terminated with respect to the Class at any time by vote of a majority of the Rule 12b-1 Directors or by vote of a majority of the outstanding shares of the Class.

6. After the issuance of Class A shares of the Fund, this Plan may not be amended to increase materially the amount of service fees provided for in paragraph 1.A. hereof unless such amendment is approved by a vote of at least a majority of the outstanding shares of the Class and no material amendment to the Plan shall be made unless such amendment is approved in the manner provided for continuing approval in paragraph 3 hereof.

7. While this Plan is in effect, the selection and nomination of directors who are not interested persons of the Corporation, as defined in the 1940 Act, shall be committed to the discretion of directors who are themselves not interested persons.

8. The Corporation shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of expiration of the Plan or agreement, as the case may be, the first two years in an easily accessible place; and shall preserve copies of each report made pursuant to paragraph 4 hereof for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

9. As used in this Plan, the term “majority of the outstanding shares of the Class” means the affirmative vote, at a duly called and held meeting of the Fund’s Class A shareholders,

(i) of the holders of 67% or more of the Class A shares present (in person or by proxy) and entitled to vote at such meeting, if the holders of more than 50% of the outstanding Class A shares entitled to vote at such meeting are present in person or by proxy, or (ii) of the holders of more than 50% of the outstanding Class A shares entitled to vote at such meeting, whichever is less.

IN WITNESS WHEREOF, the Corporation has executed this Distribution Plan as of the day and year set forth below:

DATED: February 20, 2009

ATTEST:	LEGG MASON SPECIAL INVESTMENT TRUST, INC.

By:	By:
Richard M. Wachterman		Gregory Merz
Secretary		Vice President and Chief Legal Officer

Agreed and assented to by:

LEGG MASON INVESTOR SERVICES, LLC

By:
Joseph M. Furey
General Counsel and Secretary